CTDC ACQUIRES SHARES OF CHINA TECHNOLOGY SOLAR POWER HOLDINGS LIMITED IN CONNECTION WITH TERMINATION AGREEMENT DATED OCTOBER 11, 2010

As reported previously, as of October 11, 2010, China Technology Development Group Corporation (the “Company”) entered into an agreement terminating the Stock Purchase Agreement (the “Termination Agreement”) with China Technology Solar Power Holdings Limited (the “Target Company”) and its direct and indirect stockholders (the “Stockholders”). Pursuant to the Termination Agreement, among other things, (i) the Target Company and/or the Stockholders agreed to repay in full a US$3 million cash advance made by the Company (the “Cash Advance”); (ii) the Company has a right of conversion/exchange in the event that the Target Company undertakes an offering of its equity securities or sells, converts or exchanges its equity securities for equity securities of another company; and (iii) Mr. Chiu Tung Ping, one of the Stockholders, personally guaranteed all obligations of the Target Company and the Stockholders under the Termination Agreement.

Soluteck Holdings Limited, which is listed at the Hong Kong Stock Exchange with stock code 08111 (the “HK Listed Company”), acquired the entire issued share capital of the Target Company in June 2011, and renamed itself China Technology Solar Power Holdings Limited in August 2011.

In furtherance to the Termination Agreement, the parties agreed to three amendments extending the deadline for repayment of the Cash Advance, pursuant to which, among other things, (i) the Stockholders agreed to repay US$1,000,000 in cash to the Company on or before June 7, 2011; and (ii) the remaining balance of US$2,000,000 (the “Remaining Cash Balance”) was to be repaid on or before August 31, 2011 and was secured by a pledge of 40,000,000 shares of the HK Listed Company,. The terms and conditions of the pledge were set forth in a deed of share charge (the “Deed”) dated June 27, 2011, made and entered into by and between the Company and Good Million Investments Limited (“GMIL”), the former direct Stockholder of the Target Company. In June 2011, the Company received repayment of HK$7,800,000 in cash, equal to US$1,000,000, as the first installment. However, GMIL failed to pay the Remaining Cash Balance on or before August 31, 2011. Accordingly, the security created by the Deed has become enforceable and the Company has acquired 29,433,962 shares of the HK Listed Company (together with the shares held by the Company’s wholly-owned subsidiaries, representing approximately 6.4% of the outstanding stock of the HK Listed Company as of the date hereof). One of the core businesses of the HK Listed Company is to engage in solar energy generation and solar power system integration business in China. The Company expects to benefit from the growing demand in energy in China by holding the shares of the HK Listed Company for a long-term investment.

About CTDC:
CTDC is a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales offices in Milan and Munich. CTDC’s major shareholder is China Merchants Group (http://www.cmhk.com), a stated-owned conglomerate in China. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, prices, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.